PACIFIC ASIA CHINA ENERGY INC.

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order of the Supreme Court of British Columbia dated May 29, 2008 (the "Interim Order"), a special meeting (the "Meeting") of the holders of common shares ("Common Shares") in the capital of Pacific Asia China Energy Inc. ("PACE"), the holders of options to acquire Common Shares ("Options") and the holders of warrants to acquire Common Shares ("Warrants", referred to collectively herein with the Common Shares and Options as the "Securities") will be held at the offices of Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia at 8:00 a.m. (Vancouver time) on July 3, 2008 for the following purposes:

 1.

to consider, and if thought advisable, to pass the following resolutions (together, the "Arrangement Resolution"), the full text of which is set forth in Appendix "C" to the accompanying management information circular and proxy statement dated May 29, 2008 (the "Information Circular"):

(a)

a special resolution of the holders of Common Shares (the "Common Shareholders"), passed by at least 66 2/3% of the votes cast by Common Shareholders present in person or by proxy at the Meeting (with each Common Shareholder entitled to one vote for each Common Share held); and

(b)

a separate resolution of Common Shareholders, holders of Options ("Optionholders") and holders of Warrants ("Warrantholders", and collectively with the Common Shareholders and Optionholders, the "Securityholders"), passed by at least 66 2/3% of the votes cast by Securityholders present in person or by proxy at the Meeting, voting together as a class (with each Common Shareholder entitled to one vote for each Common Share held, each Optionholder entitled to one vote for each Option held and each Warrantholder entitled to one vote for each Warrant held), to approve a plan of arrangement involving PACE, the Common Shareholders, GREKA China Ltd. ("GREKA") and GREKA Acquisitions Ltd. ("Acquisitionco") pursuant to section 288 of the Business Corporations Act (British Columbia) (the "BCBCA"), all as more particularly described in the Information Circular; and

2.

to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular, which accompanies this Notice of Special Meeting of Securityholders.

The determination of Securityholders entitled to receive notice of and vote at the Meeting is the close of business on May 29, 2008 (the "Record Date"). Only Securityholders whose names have been entered in the applicable registers of Securityholders on the close of business on the Record Date are entitled to receive notice of and vote at the Meeting. With respect to Common Shareholders, the Common Shareholders of record will be entitled to vote those Common Shares included in the list of Common Shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any Common Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificates evidencing such Common Shares or having otherwise established that he owns such Common Shares, demands, at least ten days before the Meeting, that the transferee's name be included in the list of Common Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the applicable accompanying form or forms of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received, with respect to Common Shares, by Pacific Corporate Trust

Company and, with respect to Options and Warrants, by Blake, Cassels & Graydon LLP, by 5:00 p.m. (Vancouver time) on June 30, 2008 or the last business day prior to any adjournment of the Meeting.

Securityholders who are planning to return the applicable accompanying form or forms of proxy are encouraged to review the Information Circular carefully before submitting the proxy form(s).

If you are an unregistered holder of Common Shares and have received these materials through your broker or through another intermediary, please complete and return the form of proxy provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Pursuant to the Interim Order, each registered Securityholder has been granted the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of such holder's Securities in accordance with the provisions of Division 2 of Part 8 of the BCBCA, as modified and supplemented by the Interim Order. To exercise such right, (a) a written objection to the Arrangement Resolution must be received by PACE do Blake, Cassels & Graydon LLP, at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Fax: (604) 631-3309, Attention: Sarah Pybus, not later than 5:00 p.m. (Vancouver time) at least two business days prior to the Meeting, (b) the Securityholder shall not have voted in favour of the Arrangement Resolution, and (c) the Securityholder must have otherwise complied with the provisions of Division 2 of Part 8 of the BCBCA, as modified and supplemented by the Interim Order. The right to dissent is described in the Information Circular and the texts of the Interim Order and Division 2 of Part 8 of the BCBCA are set forth in Appendices "A" and "E", respectively, to the Information Circular.

Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Common Shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise this right must make arrangements for the Common Shares beneficially owned by such person to be registered in his, her or its name prior to the time the written objection to the Arrangement Resolution is required to be received by PACE or, alternatively, make arrangements for the registered holder of Common Shares to dissent on his, her or its behalf.

Failure to strictly comply with the requirements set forth in Division 2 of Part 8 of the BCBCA, as modified and supplemented by the Interim Order, may result in the loss of any right of dissent.

BY ORDER OF THE BOARD OF DIRECTORS OF PACIFIC ASIA CHINA ENERGY INC.

(signed) "Devinder Randhawa"

Vancouver, British Columbia

Devinder Randhawa

May 29, 2008

Chairman and Chief Executive Officer

Pacific Asia China Energy Inc.